SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  August 3rd, 2010

FOR IMMEDIATE RELEASE

DATA CENTER CLASS WAN OPTIMIZATION
LEADER RAMPS UP ITS BUSINESS WITH
SILICOM: BECOMES  $1.5 MILLION/YEAR
CUSTOMER FOR SILICOM PRODUCTS

KFAR SAVA, Israel—August 3, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that a rapidly-growing player in the data center class WAN optimization and virtualization industry, has recently ramped up its orders for the short term and long term significantly, reaching an annualized rate of approximately $1.5 million dollars.

The impressive scale-up of Silicom’s business with this customer reflects the market's enthusiastic adoption of its recently-released new line of high-performance appliances, the components of which include new versions of Silicom’s 1/10 Gbps copper and fiber network and bypass interface cards as their standard network connectivity solutions. The performance advantage of these appliances, which is supported by Silicom’s cards, makes them particularly attractive to IT managers of complex infrastructures faced with extraordinary traffic levels in demanding optimization and virtualization environments.

 “We are proud that our solutions have contributed to the impressive growth of this rising company, and excited that their expansion has become a driver for our own success,” commented Shaike Orbach, Silicom’s President and CEO. “This company has been using our products at a relatively low volume for several years. Their ongoing satisfaction with our service and technology led them recently to select more of our products for use in an expanded new line of next-generation systems, standardizing on a much broader range of our products. This has resulted in a significant ramp-up of our business with them.

"Our achievement with this company confirms our strategy of supporting young, growing companies with the same level of care and attention that we do large, mature companies, offering them the top-performance connectivity solutions they need in a challenging marketplace, and therefore to continually grow and expand, becoming increasingly more significant customers for our products.  As such, this customer is a concrete demonstration of the significant growth potential inherent in our base of 70+ existing customers."

“From a strategic point of view, the fact that this technology leader has standardized on Silicom demonstrates the fit of our products to the needs of an industry coping with a wave of consolidation and virtualization. As such, we are positioned to benefit from one of the IT world’s strongest trends, and continue with aggressive sales and marketing efforts to take full advantage.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com